Global Tech Industries Group, Inc.	511 Sixth Avenue, Suite 800 New York, New York, 10011

Form RW

April 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Tech Industries Group, Inc.
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-261549

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Tech Industries Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-261549), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because of its extensive costs and time to properly address the Commission’s concerns with the Registration Statement. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact David Reichman at (646) 240-4188.

Thank you for your assistance in this matter.

Sincerely,

Global Tech Industries Group, Inc.

/s/ David Reichman
By:	David Reichman
Title:	CEO